Exhibit 99.1

MiX | TELEMATICS
MOBILE INFORMATION EXCHANGE

Unaudited Group interim financial results for the half year ended September 30, 2014

"Relative to the first quarter, we experienced an improved demand environment and saw a 35% sequential increase in net subscriber additions. For the six months we added close to 29,000 subscribers, finishing the half year with a total base of over 479,000. However, our cumulative adds for the year remain well behind our internal plan, and consequently we have lowered our revenue and earnings targets for the fiscal year," *said Stefan Joselowitz, Chief Executive Officer of MiX Telematics.* "While we continue to face macroeconomic headwinds in South Africa, our business is growing and is handsomely profitable. Comparing the first half of fiscal year 2015 to the comparative period last year, all of our regions showed year over year subscriber growth. The Americas and Europe grew subscribers at around 10%, with the balance of our operations growing at around 20% or better. Additionally, we are taking advantage of strategic opportunities: We acquired a key reseller in South Africa, which will be immediately accretive to both our top and bottom lines, and we are winning major contracts. We continue to believe that MiX Telematics is well positioned to be a prime beneficiary of telematics market growth as we have already achieved meaningful scale, built a global distribution network and offer state of the art solutions that yield a powerful ROI for our customers."

Financial performance for the first half of fiscal year 2014

Revenue: Total revenue for the first half of fiscal year 2015 was R670.2 million, an increase of 9.3% compared to R613.4 million for the first half of fiscal year 2014. Subscription revenue increased to R478.4 million, up 19.2% from R401.3 million for the first half of fiscal year 2014. Subscription revenue growth was driven primarily by the increase in subscribers since the end of the first half of fiscal 2014. Hardware and other revenue was R191.8 million, compared to R212.1 million for the first half of fiscal year 2014.

Gross margin: Gross profit for the first half of fiscal year 2015 was R451.7 million, an increase compared to R402.4 million for the first half of fiscal year 2014. Gross profit margin was 67.4%, up from 65.6% for the first half of fiscal year 2014.

Operating margin: Operating profit for the first half of fiscal year 2015 was R59.7 million, compared to R72.0 million posted in the first half of fiscal year 2014. The operating margin for the first half of fiscal year 2015 was 8.9%, compared to the 11.7% posted in the first half of fiscal year 2014. The Company is executing its strategy of investing in sales and marketing and as a result sales and marketing costs for the first half of fiscal 2015 increased by R18.7 million from the first half of fiscal 2014. Administration and other costs increased by R42.0 million primarily as a result of investments in headcount necessary to support the Company's growth initiatives and additional costs pertaining to regulatory and reporting compliance requirements for U.S. listed public companies.

Adjusted EBITDA: Adjusted EBITDA was R122.7 million compared to R132.1 million for the first half of fiscal year 2014. The Adjusted EBITDA margin for the first half of fiscal year 2015 was 18.3%, compared with the 21.5% in the first half of fiscal year 2014.

Profit for the year and earnings per share: Profit for the first half of fiscal year 2015 was R65.0 million, compared to R56.6 million in the first half of fiscal year 2014. Earnings per diluted ordinary share were 8 South African cents, which was unchanged from the first half of fiscal year 2014. For the first half of fiscal year 2015, the calculation was based on diluted weighted average ordinary shares in issue of 804.7 million compared to 727.3 million diluted weighted average ordinary shares in issue during the first half of fiscal year 2014.

The Company's effective tax rate for the first half of fiscal year 2015 was 32.9% in comparison to 30.2% in the first half of fiscal year 2014.

Adjusted earnings for the period and adjusted earnings per share: Adjusted profit for the first half of fiscal year 2015, a non-IFRS measure, was R42.8 million, compared to R50.5 million in the first half of fiscal year 2014 and excludes a net foreign exchange gain of R34.0 million. The net foreign exchange gain includes R39.3 million relating to a foreign exchange gain on the IPO proceeds which are maintained in US Dollars and are therefore sensitive to R:$ exchange rate movements. Adjusted earnings per diluted ordinary share were 5 South African cents, compared to 7 South African cents in the first half of fiscal year 2014.

About MiX Telematics Limited

MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to customers in more than 120 countries. The Company's products and services provide enterprise fleets, small fleets and consumers with solutions for safety, efficiency, risk and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Australia and the United Arab Emirates as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and MiX Telematics American Depositary Shares are listed on the New York Stock Exchange (NYSE: MIXT). For more information visit www.mixtelematics.com.

Summarized consolidated income statement

South African Rand Figures are in thousands unless otherwise stated	% change on prior year	Six months ended September 30 2014 Unaudited	Six months ended September 30 2013 Unaudited
Revenue	9.3%	**670,210**	613,408
Operating profit	(17.1%)	**59,668**	71,983
Adjusted EBITDA	(7.1%)	**122,744**	132,110
Profit for the period attributable to shareholders of the parent	15.2%	**65,191**	56,588
Dividend declared	(100.0%)	**–**	39,614
Headline earnings attributable to owners of the parent	16.7%	**66,079**	56,628
Adjusted earnings attributable to owners of the parent	(15.1%)	**42,841**	50,485
Attributable earnings per share – basic (R)	–	**0.08**	0.08
Attributable headline earnings per share – basic (R)	–	**0.08**	0.08
Attributable adjusted earnings per share – basic (R)	(28.6%)	**0.05**	0.07

Summarized consolidated statement of financial position

South African Rand Figures are in thousands unless otherwise stated	% change on prior year	September 30 2014 Unaudited	March 31 2014 Audited
ASSETS			
Non-current assets		**871,161**	847,771
Current assets		**1,244,364**	1,129,329
Total assets	7.0%	**2,115,525**	1,977,100
EQUITY AND LIABILITIES			
Equity		**1,763,537**	1,671,630
Non-current liabilities		**45,035**	25,345
Current liabilities		**306,953**	280,125
Total equity and liabilities	7.0%	**2,155,525**	1,977,100
Net cash		**844,500**	798,898
Cash and cash equivalents		**904,620**	830,449
Net asset value per share (Rand)	4.7%	**2.23**	2.13

This short-form announcement is the responsibility of the Board of Directors of MiX Telematics and has been approved by the Board of Directors on November 4, 2014. This short-form announcement is a summary of the full announcement released on SENS, and published on the Group's website www.mixtelematics.com on November 6, 2014. This short-form announcement does not contain the complete or full announcement details. Any investment decision by investors and/or shareholders should be based on consideration of the full announcement. The short-form announcement has not been audited or reviewed by the Group's external auditors. The full announcement is available for inspection at our registered office, Matrix Corner, Howick Close, Waterfall Park, Bekker Road, Midrand, 1686 and the offices of our sponsor, Java Capital, 2nd Floor, 2 Arnold Road, Rosebank, 2196, during normal business hours from November 7, 2014.

MiX Telematics Limited
Incorporated in the Republic of South Africa
Registration number 1995/013858/06
JSE code: MIX NYSE code: MIXT ISIN: ZAE000125316
("MiX Telematics" or "the Company" or "the Group")

Directors: SR Bruyns* (Chairman), SB Joselowitz (CEO), EN Banda*, CH Ewing*, RA Frew*, ML Pydigadu, CWR Tasker, AR Welton*
* Non-executive

Company secretary: Java Capital Trustees and Sponsors Proprietary Limited

Registered office: Matrix Corner, Howick Close, Waterfall Park, Midrand

Auditors: PricewaterhouseCoopers Inc.

Sponsor: Java Capital

For more information please visit our website at: www.mixtelematics.com

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